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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NAVARRE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number)

SRB Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,617,000
	8	SHARED VOTING POWER 1,111,825
	9	SOLE DISPOSITIVE POWER 1,617,000
	10	SHARED DISPOSITIVE POWER 1,111,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Greenway Opportunity Fund, (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 989,096
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 989,096
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. SRB Greenway Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,729
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,729
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,729
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,728,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,728,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,728,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,728,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,728,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,728,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, no par value (the “Common Stock”), of Navarre Corporation, a Minnesota corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7400 49th Avenue North, New Hope, Minnesota 55428.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  SRB Management, L.P., a Texas limited partnership (“SRB Management”); SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership (“Greenway Opportunity QP”); SRB Greenway Opportunity Fund, L.P., a Texas limited partnership (“Greenway Opportunity, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Greenway Opportunity QP and Greenway Opportunity, L.P. are collectively referred to herein as the “Greenway Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of SRB Management.  Mr. Becker and Mr. Drapkin are also limited partners of SRB Management.  SRB Management is the general partner of, and investment manager for, the Greenway Funds and a separate managed account on behalf of an investment advisory client (the “Managed Account”).

(b) The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of SRB Management.  The principal business of SRB Management is serving as the general partner of, and investment manager for, the Greenway Funds and other limited partnerships and managed accounts.  The principal business of each of the Greenway Funds is acquiring and holding an interest in the Issuer and other securities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America.  The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $5,938,309.69 (including commissions) to purchase 2,585,968 shares of Common Stock and warrants exercisable for 142,857 additional shares of Common Stock.  Funds used to purchase reported securities held in the accounts of the Greenway Funds have come from working capital of the Greenway Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Funds used to purchase reported securities held by the Managed Account have come from funds of the Managed Account.

Item 4.	Purpose of Transaction

(a)-(j)      The Reporting Persons originally purchased Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may discuss with the Issuer ways in which such undervaluation can be corrected.  The Reporting Persons may engage the Issuer in discussions regarding the Issuer’s assets, business, capitalization, financial condition or operations.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Reporting Persons may increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, nominating or recommending candidates to serve as members of the Board of Directors of the Issuer (the “Board”), having discussions with other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure, operations, or Articles of Incorporation or Bylaws of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 2,585,968 shares of Common Stock and warrants exercisable for 142,857 additional shares of Common Stock.  Based upon a total of 36,366,668 outstanding shares of Common Stock, as reported in the Issuer’s annual report on Form 10-K for the period ending March 31, 2010, the Reporting Persons’ shares and warrants represent approximately 7.504% of the outstanding shares of Common Stock.

Greenway Opportunity QP owns 862,389 shares of Common Stock and warrants exercisable for an additional 126,707 shares of Common Stock (the “Greenway Opportunity QP Shares”), which represent approximately 2.720% of the outstanding shares of Common Stock.

Greenway Opportunity, L.P. owns 106,579 shares of Common Stock and warrants exercisable for an additional 16,150 shares of Common Stock (the “Greenway Opportunity, L.P. Shares”), which represent approximately 0.337% of the outstanding shares of Common Stock.

The Greenway Opportunity QP Shares and Greenway Opportunity, L.P. Shares are collectively referred to herein as the “Greenway Funds Shares”.

Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity QP Shares.  Greenway Opportunity QP disclaims beneficial ownership of the Greenway Opportunity, L.P. Shares.

Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity, L.P. Shares.  Greenway Opportunity, L.P. disclaims beneficial ownership of the Greenway Opportunity QP Shares.

As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares.  SRB Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and to dispose or direct the disposition of) 1,617,000 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 4.446% of the outstanding shares of Common Stock.  SRB Management disclaims beneficial ownership of the Greenway Funds Shares.

As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all other transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Greenway Opportunity QP	6/7/2010	86,088	$2.1082
Greenway Opportunity QP	6/8/2010	36,032	$2.0578
Greenway Opportunity QP	6/9/2010	37,265	$2.0485
Greenway Opportunity QP	6/10/2010	17,889	$2.0449
Greenway Opportunity QP	6/11/2010	15,778	$2.0542
Greenway Opportunity QP	6/14/2010	60,185	$2.0483
Greenway Opportunity QP	6/15/2010	1,910	$2.1000
Greenway Opportunity QP	6/16/2010	979	$2.1073
Greenway Opportunity QP	6/17/2010	56,960	$2.1500
Greenway Opportunity QP	6/17/2010	8,900	$2.1578
Greenway Opportunity QP	6/18/2010	19,233	$2.1477
Greenway Opportunity QP	6/21/2010	4,361	$2.1500
Greenway Opportunity QP	6/22/2010	10,474	$2.1500
Greenway Opportunity QP	6/23/2010	3,061	$2.1500
Greenway Opportunity QP	6/24/2010	22,250	$2.1476
Greenway Opportunity QP	6/25/2010	24,030	$2.1500
Greenway Opportunity QP	6/28/2010	20,559	$2.1500
Greenway Opportunity QP	6/29/2010	36,002	$2.1504
Greenway Opportunity QP	6/30/2010	22,250	$2.1500
Greenway Opportunity QP	6/30/2010	35,600	$2.1536
Greenway Opportunity QP	7/1/2010	56,095	$2.1598
Greenway Opportunity QP	7/2/2010	7,436	$2.1637
Greenway Opportunity QP	7/6/2010	2,937	$2.1500
Greenway Opportunity QP	7/6/2010	100,069	$2.1581
Greenway Opportunity QP	7/7/2010	14,269	$2.1600
Greenway Opportunity QP	7/8/2010	12,969	$2.1808
Greenway Opportunity QP	7/8/2010	22,250	$2.1900
Greenway Opportunity QP	7/9/2010	1,958	$2.1900
Greenway Opportunity QP	7/12/2010	11,570	$2.1900
Greenway Opportunity QP	7/12/2010	64,080	$2.1900
Greenway Opportunity QP	7/13/2010	48,950	$2.2000
Greenway Opportunity, L.P.	6/7/2010	10,639	$2.1082
Greenway Opportunity, L.P.	6/8/2010	4,453	$2.0578
Greenway Opportunity, L.P.	6/9/2010	4,605	$2.0485
Greenway Opportunity, L.P.	6/10/2010	2,211	$2.0449
Greenway Opportunity, L.P.	6/11/2010	1,949	$2.0542
Greenway Opportunity, L.P.	6/14/2010	7,438	$2.0483
Greenway Opportunity, L.P.	6/15/2010	236	$2.1000
Greenway Opportunity, L.P.	6/16/2010	121	$2.1073
Greenway Opportunity, L.P.	6/17/2010	7,040	$2.1500
Greenway Opportunity, L.P.	6/17/2010	1,100	$2.1578
Greenway Opportunity, L.P.	6/18/2010	2,377	$2.1477
Greenway Opportunity, L.P.	6/21/2010	539	$2.1500
Greenway Opportunity, L.P.	6/22/2010	1,294	$2.1500
Greenway Opportunity, L.P.	6/23/2010	378	$2.1500
Greenway Opportunity, L.P.	6/24/2010	2,750	$2.1476
Greenway Opportunity, L.P.	6/25/2010	2,970	$2.1500
Greenway Opportunity, L.P.	6/28/2010	2,541	$2.1500
Greenway Opportunity, L.P.	6/29/2010	4,449	$2.1504
Greenway Opportunity, L.P.	6/30/2010	2,750	$2.1500
Greenway Opportunity, L.P.	6/30/2010	4,400	$2.1536
Greenway Opportunity, L.P.	7/1/2010	6,933	$2.1598
Greenway Opportunity, L.P.	7/2/2010	919	$2.1637
Greenway Opportunity, L.P.	7/6/2010	363	$2.1500
Greenway Opportunity, L.P.	7/6/2010	12,367	$2.1581
Greenway Opportunity, L.P.	7/7/2010	1,763	$2.1600

Greenway Opportunity, L.P.	7/8/2010	1,602	$2.1808
Greenway Opportunity, L.P.	7/8/2010	2,750	$2.1900
Greenway Opportunity, L.P.	7/9/2010	242	$2.1900
Greenway Opportunity, L.P.	7/12/2010	1,430	$2.1900
Greenway Opportunity, L.P.	7/12/2010	7,920	$2.1900
Greenway Opportunity, L.P.	7/13/2010	6,050	$2.2000
SRB Management	7/13/2010	222,500	$2.1813
SRB Management	7/14/2010	69,800	$2.1884
SRB Management	7/14/2010	50,000	$2.1900
SRB Management	7/15/2010	41,300	$2.1974
SRB Management	7/16/2010	24,900	$2.2142
SRB Management	7/19/2010	43,000	$2.2500
SRB Management	7/19/2010	20,900	$2.2000
SRB Management	7/20/2010	27,500	$2.2600
SRB Management	7/20/2010	20,000	$2.2500
SRB Management	7/22/2010	15,000	$2.3000
SRB Management	7/22/2010	10,800	$2.2954
SRB Management	7/23/2010	73,200	$2.3893
SRB Management	7/23/2010	25,000	$2.3500
SRB Management	7/27/2010	1,600	$2.5000
SRB Management	7/27/2010	40,000	$2.5000
SRB Management	7/29/2010	250,000	$2.5200
SRB Management	7/29/2010	4,400	$2.5100
SRB Management	7/30/2010	3,000	$2.5100
SRB Management	8/2/2010	40,000	$2.3000
SRB Management	8/2/2010	397,800	$2.3888
SRB Management	8/3/2010	184,700	$2.4321
SRB Management	8/4/2010	33,700	$2.5162
SRB Management	8/5/2010	17,900	$2.4085

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 9, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 1.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated August 9, 2010, by and among SRB Management, L.P.; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

Exhibit 2	Power of Attorney dated July 19, 2010, signed by Steven R. Becker.
Exhibit 3	Power of Attorney dated March 16, 2010, signed by Matthew A. Drapkin.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           August 9, 2010

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact